UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 1-14588

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN
(Full title of the Plan)

NORTHEAST BANCORP
500 Canal Street,
Lewiston, Maine 04240
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

______________________________________________________________________________

Northeast Bancorp
 401(k) Savings and Retirement Plan

FINANCIAL STATEMENTS AND SCHEDULES

As of December 31, 2005 and 2004 and
the Year Ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Northeast Bancorp 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Northeast Bancorp 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Northeast Bancorp 401(k) Savings and Retirement Plan as of December 31, 2005 and 2004, and the changes in its financial status for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
Portland, Maine	/s/ Baker Newman & Noyes Baker Newman & Noyes
June 20, 2006	Limited Liability Company

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004
ASSETS
	2005	2004
Investments, at fair value (note 5):
Pooled separate accounts	$ 4,787,384	$ 4,407,713
Northeast Bancorp Stock Fund (includes cash equivalents of $37,268 and $35,715 at December 31, 2005 and 2004, respectively)	328,579	308,699
Participant loans (note 4)	181,433	144,145

Total investments	5,297,396	4,860,557

Receivables:
Employer's contribution	3,769	3,732
Employees' contribution	10,135	11,166

Total receivables	13,904	14,898

Net assets available for benefits	$ 5,311,300 =======	$ 4,875,455 =======

See accompanying notes.

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005
Additions to net assets attributed to:
Investment income (note 5):
Net appreciation in fair value of investments	$ 404,112
Dividends and interest	14,609

418,721

Contributions:
Employer's	189,583
Employees'	522,440
Rollovers	92,668

804,691

Total additions	1,223,412

Deductions from net assets attributed to:
Benefits paid to participants	753,374
Administrative expenses	34,193

Total deductions	787,567

Net increase	435,845

Net assets available for benefits:
Beginning of period	4,875,455

End of period	$ 5,311,300 =======
See accompanying notes.

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004
1.	Description of Plan

The following description of the Northeast Bancorp 401(k) Savings and Retirement Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

	General
	The Plan is a 401(k) defined contribution plan sponsored by Northeast Bancorp (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
	Eligibility and Participation

Employees are eligible for participation in the Plan after they have completed 3 months of service and attained age 21. A participant can enter the Plan on the 1st day of the next quarter after they become eligible.

	Contributions
	A participant may elect to contribute pre-tax dollars to the Plan from their compensation up to the Internal Revenue Service limitation.

On behalf of each participant who elects to contribute to the Plan, and is a participant on the last day of each quarter, the Company may make a matching contribution in the amount of 50% of the first 6% of compensation that a participant contributes to the Plan. The Company may also make a discretionary contribution. A participant must complete 1,000 hours to be eligible for the discretionary contribution. For the year ended December 31, 2005, there were no discretionary contributions.

At the participant's option, contributions may be invested in any of the available investment options. As of December 31, 2005, the options consisted of numerous pooled separate accounts offered through Transamerica Life Insurance Company (Transamerica) and the Northeast Bancorp Stock Fund. The Northeast Bancorp Stock Fund invests primarily in common stock of Northeast Bancorp. It also contains cash equivalents (Prime Fund Capital Reserve Class) representing any funds not invested in Northeast Bancorp stock.

	Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions on their behalf, an allocation of Plan earnings, an allocation of forfeitures, and is charged with an allocation of these administrative expenses charged to the Plan. Allocations are based on account balances.

	Benefits

Upon death, retirement or disability, the full amount credited to the participant's accounts shall become fully vested. In the event of termination of employment for any other reason, the participant will receive the vested amount of his or her accounts.

	Vesting
	Participants are immediately vested in their contributions. Participants vest in the Company matching and discretionary contributions as follows:
	Years of Service	Vesting %
	Less than 2	0%
	2 but less than 3	20
	3 but less than 4	40
	4 but less than 5	60
	5 or more	100
	Page 4
	Forfeitures are reallocated to participants. Unallocated forfeitures were $7,982 at December 31, 2005 and $15,004 at December 31, 2004.
	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

	Investment Management

Transamerica is the custodian of the Plan's investments, except for the Northeast Bancorp Stock Fund. Plan investments consist primarily of shares of pooled separate accounts managed by Transamerica, and therefore, transactions with Transamerica qualify as party-in-interest. Administrative expenses paid to Transamerica totaled $34,193 for the year ended December 31, 2005.

2.	Summary of Significant Accounting Policies
	Basis of Accounting
	The accompanying financial statements have been prepared on an accrual basis.
	Administrative Expenses
	Custodial fees are paid by the Plan. Other administrative expenses are paid by the Plan sponsor.
	Valuation of Investments

Investments in pooled separate accounts are valued at fair value as calculated by the custodian based on the market value of the underlying investments. Investments in the common stock of Northeast Bancorp are valued at fair value based upon quoted market prices. Participant loans are valued at cost, which approximates fair value.

	Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

	Benefits
	Benefits are reflected as reduction to net assets when paid.
3.	Tax Status

A qualifying plan is one for which the employer may currently deduct contributions on its income tax return, the employee is not currently taxed on the contribution, and the plan income is not taxable.

Effective July 1, 2000, the Plan was amended to adopt the provisions of the Transamerica Tax-Favored Savings and Discretionary Contribution Plan and Trust Agreement. This is a volume submitter profit sharing 401(k) plan which received a favorable volume submitter program letter from the Internal Revenue Service (IRS) dated April 17, 2002. The Plan has not requested a separate tax determination letter and the Plan has subsequently been amended. However, in the opinion of the administrator, the Plan has been operated within the applicable sections of the Internal Revenue Code and is qualified under the Code and applicable regulations.

4.	Participant Loans
	The Plan allows participants to borrow against their accounts. Such loans shall not exceed the lesser of $50,000 or 50% of the participants' vested interest in their account.
5.	Investments
	The following investments are greater than or equal to 5% of net assets available for benefits as of December 31, 2005 and 2004:
		2005	2004
	Transamerica Balanced Fund	$ 359,011	$ 347,424
	Transamerica Cash Management Fund	386,226	722,214
	Northeast Bancorp Common Stock	291,311	272,984
	Transamerica Core Equity Fund	468,270	486,011
	Transamerica Equity Index Fund	304,315	294,456
	Transamerica Mutual Qualified Fund	448,139	277,371
	Transamerica Oppenheimer Global Fund	532,193	410,882
	Transamerica Franklin Balance Sheet Investment Fund	392,841	245,757

	The components of the net appreciation in the fair value of investments is as follows for the year ended December 31, 2005:
	Pooled separate accounts	$ 389,424
	Northeast Bancorp Common Stock	14,688
		$ 404,112 =======
	Page 5
6.	Reconciliation of the Financial Statements to Form 5500
	The following is a reconciliation of the financial statements to Form 5500 as of December 31, 2005, and for the year then ended:
	Net assets available for benefits - per financial statements	$ 5,311,300
	Receivables - per financial statements	(13,904)
	Other	27
	Net assets - per Form 5500	$ 5,297,423 ========
	Net increase in net assets - per financial statements	435,845
	December 31, 2005 receivables - per financial statements	(13,904)
	December 31, 2004 receivables - per financial statements	14,898
	Other	4
	Net income - per Form 5500	$ 436,843 ========
	The following is a reconciliation of the financial statements to Form 5500 as of December 31, 2004:
	Net assets available for benefits - per financial statements	$ 4,875,455
	Receivables - per financial statements	(14,898)
	Other	23
	Net assets - per Form 5500	$ 4,860,580 ========

NORTHEAST BANCORP 401(K) SAVINGS AND RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Plan Sponsor ID # 01-0425066
Plan # 002

December 31, 2005
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Pooled Separate Accounts
*	Transamerica Life Insurance Company	Equity Fund	$ --	$ 199,726
*	Transamerica Life Insurance Company	Equity Index Fund	--	304,315
*	Transamerica Life Insurance Company	Balanced Fund	--	359,011
*	Transamerica Life Insurance Company	Bond Fund	--	148,124
*	Transamerica Life Insurance Company	Cash Management Fund	--	386,226
*	Transamerica Life Insurance Company	High Yield Bond Fund	--	155,884
*	Transamerica Life Insurance Company	Aggressive Growth Fund	--	188,542
*	Transamerica Life Insurance Company	Growth Opportunity Fund	--	234,827
*	Transamerica Life Insurance Company	Core Equity Fund	--	468,270
*	Transamerica Life Insurance Company	AIM International Growth	--	188,295
*	Transamerica Life Insurance Company	Franklin Small Mid Cap Growth	--	219,501
*	Transamerica Life Insurance Company	Putnam U.S. Core Equity	--	140,191
*	Transamerica Life Insurance Company	Mutual Qualified Fund	--	448,139
*	Transamerica Life Insurance Company	Oppenheimer Global Fund	--	532,193
*	Transamerica Life Insurance Company	Vanguard Targeted Retirement 2035	--	3,524
*	Transamerica Life Insurance Company	Vanguard Targeted Retirement 2015	--	24,878
*	Transamerica Life Insurance Company	Vanguard Targeted Retirement 2025	--	91
*	Transamerica Life Insurance Company	Columbia Mid-Cap Value Fund	--	166,600
*	Transamerica Life Insurance Company	Columbia Intermediate Bond Fund	--	226,206
*	Transamerica Life Insurance Company	Franklin Balance Sheet Investment Fund	--	392,841
				4,787,384
	Other
*	Northeast Bancorp	Northeast Bancorp Common Stock 12,138 shares	--	291,311
	Prime Funds	Prime Fund Capital Reserve	--	37,268
*	Participant Loans	5.25% - 10.5%	--	181,433
				$ 5,297,396 =======
*	Denotes party-in-interest.
**	Not required as investment is participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of Northeast Bancorp 401(k) Savings and Retirement Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Northeast Bancorp 401(k) Savings and Retirement Plan
Date: July 6, 2006	By: /s/ James D. Delamater James D. Delamater President and CEO

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1   Consent of Independent Auditors